Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE

OF INCORPORATION OF

FIVE9, INC.

Five9, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1. The corporation was originally incorporated on March 13, 2001, under the name Five 9’s Communications, Inc., pursuant to the DGCL.

2. Pursuant to Sections 242 and 245 of the DGCL, this Amended and Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Corporation’s Certificate of Incorporation.

3. The terms and provisions of this Amended and Restated Certificate of Incorporation have been duly approved by written consent of the required number of shares of outstanding stock of the Corporation pursuant to Subsection 228(a) of the DGCL.

4. The text of the Amended and Restated Certificate of Incorporation reads in its entirety as follows:

I

The name of the corporation is “Five9, Inc.”

II

The purpose of this Corporation is to engage in any lawful act or activity for which a Corporation may be organized under the DGCL.

III

The address of the Corporation’s registered office in the State of Delaware is 3500 South Dupont Highway, City of Dover, County of Kent. The name of the registered agent at such location is Incorporating Services, Ltd.

IV

(A) Classes of Stock. This Corporation is authorized to issue two classes of stock to be designated Common Stock and Preferred Stock. The total number of shares of Common Stock that the Corporation is authorized to issue is 200,000,000 shares, $0.001 par value. The total number of shares of Preferred Stock that the Corporation is authorized to issue is 125,114,511 shares, $0.001 par value, of which 76,988,078 shares, $0.001 par value, shall be designated Series A-2 Preferred Stock (“Series A-2 Stock”), 18,565,794 shares, $0.001 par value, shall be designated Series B-2 Preferred Stock (“Series B-2 Stock”), 12,903,226 shares, $0.001 par value, shall be designated Series C-2 Preferred Stock (“Series C-2 Stock”) and 16,657,413 shares, $0.001 par value, shall be designated Series D-2 Preferred Stock (“Series D-2 Stock,” collectively with the Series C-2 Stock, Series B-2 Stock and the Series A-2 Stock, the “Preferred Stock”).

The relative powers, preferences, special rights, qualifications, limitations and restrictions granted to or imposed on the respective classes of the shares of capital stock or the holders thereof are as follows:

1. Dividends.

(a) The holders of Series D-2 Stock, Series C-2 Stock, Series B-2 Stock and Series A-2 Stock shall be entitled, when, as and if declared by the Board of Directors of the Corporation, to receive dividends, on an equal pari passu basis, out of assets of the Corporation legally available therefor, at the rate of $0.14408 per share of Series D-2 Stock per annum (adjusted for any subsequent stock splits, stock combinations, stock dividends, reclassifications, or recapitalizations (“Appropriately Adjusted”)), $0.0930 per share of Series C-2 Stock per annum (Appropriately Adjusted), $0.04309 per share of Series B-2 Stock per annum (Appropriately Adjusted) and $0.01630 per share of Series A-2 Stock per annum (Appropriately Adjusted), payable in preference and prior to any payment of any dividend on the Common Stock of the Corporation. The Corporation shall neither declare nor pay dividends on any series of Preferred Stock unless they declare and pay dividends on each series of Preferred Stock as set forth above.

(b) The right to dividends on shares of the Preferred Stock shall not be cumulative, and no right shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared in any prior period.

(c) In the event that dividends are paid on any share of Common Stock, the Corporation shall pay an additional dividend on all outstanding shares of Preferred Stock in a per share amount equal (on an as-if converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

2. Liquidation Preference. In the event of any liquidation, dissolution, or winding up of the Corporation, either voluntary or involuntary, distributions to the stockholders of the Corporation shall be made in the following manner:

(a) Preferred Stock Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntarily or involuntarily, the holders of Series D-2 Stock, Series C-2 Stock, Series B-2 Stock and Series A-2 Stock then outstanding shall be entitled to receive, on an equal priority pari passu basis, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the holders of Common Stock of the Corporation, an amount equal to (i) $1.4408 per share of Series D-2 Stock (Appropriately Adjusted), $0.9300 per share of Series C-2 Stock (Appropriately Adjusted), $0.4309 per share of Series B-2 Stock (Appropriately Adjusted) and $0.1630 per share of Series A-2 Stock (Appropriately Adjusted), respectively, plus a further amount equal to any declared but unpaid dividends on such shares (collectively, but on a per share basis, the “Preferred Liquidation Amount”). If upon such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation are insufficient to provide for the cash payment in full of the

Preferred Liquidation Amount to each share of each series of Preferred Stock, then the entire amount of the assets and funds of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 2(a).

(b) Distribution after Payment of Liquidation Preference. After full payment has been made to the holders of Preferred Stock of the respective Preferred Liquidation Amounts per share, the entire remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed ratably among the holders of issued and outstanding Preferred Stock and Common Stock (on an as-if converted basis).

(c) For purposes of this Section 2, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by or include, (A) any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization after which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization, fail to own at least 50% of the voting power of the surviving entity immediately following such consolidation, merger or reorganization in approximately the same relative percentages as prior to such consolidation, merger or reorganization, (B) any transaction or series of related transactions in which in excess of fifty percent (50%) of the Corporation’s voting power is transferred, but excluding (x) any consolidation or merger effected exclusively to change the domicile of the Corporation, or (y) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Corporation or indebtedness of the Corporation is cancelled or converted or a combination thereof, or (C) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Corporation.

(d) Non-cash Distributions. If consideration other than cash is to be distributed in exchange for shares of the Corporation or if any of the assets of the Corporation are to be distributed other than in cash under Section 2(c) or for any purpose, then the Board of Directors of the Corporation shall in good faith determine the value of the assets to be distributed to the holders of Preferred Stock. The Corporation shall give prompt written notice to each holder of shares of Preferred Stock of the asset valuation. Notwithstanding the foregoing, any securities to be distributed to the stockholders shall be valued as follows:

(i) If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 20 trading day period ending three (3) business days prior to the distribution under this Section 2(d) or the closing of the transaction or series of transactions under Section 2(c);

(ii) If traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three (3) business days prior to the distribution under this Section 2(d) or the closing of the transaction or series of transactions under Section 2(c); and

(iii) If the securities are not traded on a securities exchange or over-the-counter, then the value shall be the fair market value thereof, as mutually determined by the Corporation and the holders of not less than sixty percent (60%) of the outstanding shares of Preferred Stock, voting together as a single class, provided that if the Corporation and the holders of at least sixty percent (60%) of the outstanding shares of Preferred Stock are unable to reach an agreement, then by independent appraisal by an investment banker hired and paid for by the Corporation, but acceptable to the holders of at least sixty percent (60%) of the outstanding shares of Preferred Stock.

(e) Repurchase of Shares. In connection with the repurchase by this Corporation of its shares of Common Stock either (1) at cost (or such other price as may be agreed by the Board of Directors, including the approval of a majority of the Preferred Stock Directors (as defined below)) from officers, directors, or employees of, or consultants, advisors and others who provide services to, this Corporation or its subsidiaries (“Compensatory Shares”) upon termination of such employment or services relationship pursuant to incentive stock plans, agreements or similar arrangements approved by the Board of Directors providing for the right of said repurchase between the Corporation and such persons (“Compensatory Share Repurchase Rights”), or (2) upon the exercise of any rights of first refusal held by the Corporation with respect to such shares, the Corporation may make any such repurchase without regard to preferential dividends arrears amounts and any preferential rights, as authorized by Section 500(b) of the California General Corporation Law (“CGCL”).

3. Voting Rights.

(a) Generally. The holder of each share of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which each share of Preferred Stock could be converted on the record date for the vote or consent of stockholders and, except as otherwise set forth herein or required by law, shall have voting rights and powers equal to the voting rights and powers of the Common Stock. The holder of each share of Preferred Stock shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Corporation and shall vote together with holders of the Common Stock as a single class upon the election of directors and upon any other matter submitted to a vote of stockholders, except those matters required by law to be submitted to a class or series vote or as otherwise provided in this Amended and Restated Certificate of Incorporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares of Common Stock into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half rounded upward to one). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

(b) Election of Directors. The Board of Directors shall be comprised of ten (10) directors. At each election of directors, (i) so long as at least 1,000,000 shares of Series D-2 Stock (Appropriately Adjusted) remain outstanding, the holders of a majority of the then outstanding Series D-2 Stock shall be entitled to elect one (1) member of the Corporation’s

Board of Directors (the “Series D-2 Director”), (ii) so long as at least 1,000,000 shares of Series B-2 Stock (Appropriately Adjusted) remain outstanding, the holders of a majority of the then outstanding Series B-2 Stock shall be entitled to elect one (1) member of the Corporation’s Board of Directors (the “Series B-2 Director”), (iii) so long as at least 5,000,000 shares of Series A-2 Stock (Appropriately Adjusted) remain outstanding, the holders of a majority of the then outstanding Series A-2 Stock shall be entitled to elect two (2) members of the Corporation’s Board of Directors (the “Series A-2 Directors”), (iv) so long as a least 5,000,000 shares of Preferred Stock (Appropriately Adjusted) remain outstanding, the holders of a majority of the Preferred Stock shall be entitled to elect two (2) members of the Corporation’s Board of Directors (the “Preferred Director,” together with the Series D-2 Director, the Series B-2 Director and the Series A-2 Directors, the “Preferred Stock Directors”), (v) the holders of a majority of the then outstanding Common Stock shall be entitled to elect one (1) member of the Corporation’s Board of Directors (the “Common Stock Director”), and (vi) three (3) directors shall be elected by the holders of a majority of the Preferred Stock, voting as a separate class, and the holders of a majority of the Common Stock, voting as a separate class (the “Mutual Directors”). No person entitled to vote at an election for directors may cumulate votes, to which such person is entitled, unless, at the time of such election, the Corporation is subject to Section 2115(b) of the CGCL. During such time or times that the Corporation is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder’s votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder’s shares are otherwise entitled, or distribute the stockholder’s votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder’s votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to voting, of such stockholder’s intention to cumulate such votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

(c) Removal; Vacancies. Any director who was elected by a specified series, class or classes of shares may only be removed during his or her term of office, with or without cause, by the affirmative vote of the holders of the shares of the series, class or classes of shares that initially elected such director; provided, however that at such times that the Corporation is subject to Section 2115(b) of the CGCL, unless the entire Board of Directors is removed, no individual director may be removed when the votes cast against such director’s removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election where the same total number of votes were cast (or if such action is taken by written consent, all shares entitled to consent were consented) and the entire number of directors authorized at the time of such director’s most recent election were then being elected. Such vote may be given at a special meeting of such stockholders duly called or by an action by written consent for that purpose. With respect to directors elected by a specified series, class or classes of shares, any vacancy may be filled only by the affirmative vote or written consent of the shares of such specified series, class or classes of shares. A vacancy created by the removal of a director by court order may be filled only by the vote of the outstanding shares of the series, class or classes entitled to elect such director represented at a duly held meeting at which a quorum is present, or by an action by unanimous written consent for that purpose. Each director so elected shall hold office until the next annual meeting of stockholders or until a successor has been elected and qualified.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a) Right to Convert. Each share of the Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Issuance Price for such series by the Conversion Price for such series, determined as hereinafter provided, in effect at the time of the conversion (the “Conversion Rate”). The Issuance Price for the Series D-2 Stock is $1.4408 per share, for the Series C-2 Stock is $0.9300 per share, for the Series B-2 Stock is $0.4309 per share and for the Series A-2 Stock is $0.1630 per share, respectively. The Conversion Price for the Series D-2 Stock, Series C-2 Stock, Series B-2 Stock and the Series A-2 Stock shall initially be $1.4408 per share, $0.9300 per share, $0.4309 per share and $0.1630 per share, respectively, such that the initial Conversion Rate for the Series D-2 Stock, Series C-2 Stock, Series B-2 Stock and the Series A-2 Stock shall be 1:1.

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Rate upon the earlier to occur of (i) immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering the offer and sale of Common Stock for the account of the Corporation to the public in which the public offering price exceeds (prior to underwriter discounts or commissions and offering expenses) $2.88 per share (Appropriately Adjusted) and the aggregate gross proceeds (net of underwriter discounts, commissions and expenses) raised by the Corporation equal or exceed $35,000,000 (a “Qualified IPO”), (ii) with respect to the Series A-2 Stock only, on the date upon which the Corporation obtains the consent to such conversion of the holders of at least sixty percent (60%) of the shares of Series A-2 Stock then outstanding voting together as a single and separate class, (iii) with respect to the Series B-2 Stock only, on the date upon which the Corporation obtains the consent to such conversion of the holders of at least sixty percent (60%) of the shares of Series B-2 Stock then outstanding voting together as a single and separate class, (iv) with respect to the Series C-2 Stock only, on the date upon which the Corporation obtains the consent to such conversion of the holders of at least sixty percent (60%) of the shares of Series C-2 Stock then outstanding voting together as a single and separate class and (v) with respect to the Series D-2 Stock only, on the date upon which the Corporation obtains the consent to such conversion of the holders of at least sixty percent (60%) of the shares of Series D-2 Stock then outstanding voting together as a single and separate class. In the event of the automatic conversion of the Preferred Stock upon a public offering as aforesaid, the person(s) entitled to receive the Common Stock issuable upon such conversion of Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such public offering.

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock and to receive certificates therefor, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same; provided, however, that in the event of an automatic conversion pursuant to Section 4(b), the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent, and provided further that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such automatic conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after such delivery, or such agreement and indemnification in the case of a lost certificate, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, or in the case of automatic conversion on the date of closing of the offering and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. Notwithstanding the foregoing, if the conversion is in connection with a transaction or series of related transactions described in Section 2(c) above, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction or series of related transactions, in which event the person(s) entitled to receive the Common Stock issuable upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the final closing of such transaction or series of transactions.

(d) Fractional Shares. In lieu of any fractional shares to which the holder of Preferred Stock would otherwise be entitled, the Corporation may pay cash equal to such fraction multiplied by the then effective Conversion Price or round such fractional share up to a whole share (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted). Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock of each holder at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(e) Adjustment of Conversion Price. The Conversion Price of each series of Preferred Stock shall be subject to adjustment from time to time as follows:

(i) If, at any time after the Filing Date (as defined below), the Corporation shall issue (or, pursuant to Section 4(e)(i)(A)(z) hereof, shall be deemed to have issued) any Common Stock other than “Excluded Stock” (as defined below) for a consideration per share less than the Conversion Price for a series of Preferred Stock in effect immediately prior to the issuance of such Common Stock (excluding stock dividends, subdivisions, split-ups, combinations, dividends or recapitalizations which are covered by Sections 4(e)(iii), (iv), (v) and (vi)), the Conversion Price for such series of Preferred Stock in effect immediately after each such issuance shall forthwith (except as otherwise provided in this Section 4(e)) be adjusted to a price equal to the quotient obtained by multiplying such Conversion Price by a fraction (I) the numerator of which shall be (x) the number of shares of Common Stock outstanding at the close of business on the day immediately preceding the date of such issuance or sale, plus (y) the number of shares of Common Stock which the aggregate consideration received (or by the express provisions hereof shall be deemed to have been received) by the Corporation for the total number of additional shares of Common Stock so issued or sold would purchase at such Conversion Price then in effect for such series of Preferred Stock and (II) the denominator of which shall be the number of shares of Common Stock outstanding at the close of business on the date of such issuance or sale (after giving effect to such issuance or sale) of the additional shares of Common Stock.

(A) For the purposes of any adjustment of the Conversion Price for each series of Preferred Stock pursuant to this clause (i), the following provisions shall be applicable:

(w) The number of shares of Common Stock outstanding shall include, in addition to the number of shares of Common Stock actually outstanding, (I) the number of shares of Common Stock into which the then outstanding shares of each series of Preferred Stock could be converted if fully converted on the day immediately preceding the issuance or sale or deemed issuance or sale of the additional shares of Common Stock; and (II) the number of shares of Common Stock which would be obtained through the exercise or conversion of all rights, options and convertible securities outstanding on the day immediately preceding the issuance or sale or deemed issuance or sale of the additional shares of Common Stock.

(x) In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor after deducting any discounts or commissions paid or incurred by the Corporation in connection with the issuance and sale thereof.

(y) In the case of the issuance of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as reasonably determined by the Board of Directors of the Corporation, in accordance with generally accepted accounting treatment; provided, however, that if, at the time of such determination, the Corporation’s Common Stock is traded in the over-the-counter market or on a national or regional securities exchange, such fair market value as determined by the Board of Directors of the Corporation shall not exceed the aggregate “Current Market Price” (as defined below) of the shares of Common Stock being issued.

(z) In the case of the issuance of (i) options to purchase or rights to subscribe for Common Stock (directly or indirectly), (ii) securities by their terms convertible into or exchangeable for Common Stock (directly or indirectly), or (iii) options to purchase or rights to subscribe for such convertible or exchangeable securities:

(1) the aggregate maximum number of shares of Common Stock deliverable upon exercise of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in subdivisions (x) and (y) above), if any, received by the Corporation upon the issuance of such options or rights plus the minimum purchase price provided in such options or rights for the Common Stock covered thereby;

(2) the aggregate maximum number of shares of Common Stock deliverable upon conversion of or in exchange for any such convertible or exchangeable securities, or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof, shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional minimum consideration, if any, to be received by the Corporation upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subdivisions (x) and (y) above);

(3) on any change in the number of shares of Common Stock deliverable upon exercise of any such options or rights or conversion of or exchange for such convertible or exchangeable securities, or on any change in the minimum purchase price of such options, rights or securities, other than a change resulting from the antidilution provisions of options, rights or securities, the Conversion Price of each series of Preferred Stock shall forthwith be readjusted to such Conversion Price as would have been obtained had the adjustment made upon (x) the issuance of such options, rights or securities not exercised, converted or exchanged prior to such change or (y) the options or rights related to such securities not converted or exchanged prior to such change, as the case may be, been made upon the basis of such change; and

(4) on the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price of each series of Preferred Stock shall forthwith be readjusted to such Conversion Price as would have been obtained had the adjustment made upon the issuance of such options or rights, convertible or exchangeable securities or options or rights related to such convertible or exchangeable securities, as the case may be, been made upon the basis of the issuance of only the number of shares of Common Stock actually issued upon the exercise of such options or rights, upon the conversion or exchange of such convertible or exchangeable securities or upon the exercise of the options or rights related to such convertible or exchangeable securities, as the case may be.

(ii) “Excluded Stock” shall mean:.

(A) any shares of Common Stock issued upon conversion of any Preferred Stock;

(B) shares of Common Stock issued pursuant to the acquisition of another entity by the Corporation by merger, purchase of all or substantially all of the assets, purchase of a majority of the Corporation’s outstanding voting stock, or other reorganization, provided such transaction and issuance is approved by the Board of Directors of the Corporation, including a majority of the Preferred Stock Directors;

(C) shares issued in connection with strategic transactions involving the Corporation and other entities, other than for primarily capital raising purposes, including the issuance of securities to financial lending institutions or in connection with commercial credit, equipment leasing or equipment financing arrangements, joint ventures, corporate partnering agreements, customer or vendor transactions, manufacturing, marketing or distribution arrangements and licensing, technology transfer or development arrangements; provided that such transactions and the issuance of shares is approved by the Board of Directors of the Corporation, including a majority of the Preferred Stock Directors;

(D) up to 6,023,056 shares of capital stock and/or stock options (plus an additional number of shares of capital stock or stock options that are cancelled or terminated without having been exercised and are again available for grant under the applicable plan) issued (including upon exercise of such stock options) to officers, employees, consultants or advisors pursuant to a stock grant, stock option or purchase plan or other employee stock incentive program approved by the Board of Directors, including a majority of the Preferred Stock Directors;

(E) securities issued in connection with a Qualified IPO undertaken by the Corporation pursuant to an effective registration statement under the Securities Act;

(F) shares of Common Stock and Preferred Stock issued or issuable upon the exercise of any warrants, options or rights that are outstanding as of the date that this Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware (the “Filing Date”);

(G) shares of Common Stock or other securities of the Corporation deemed to constitute Excluded Stock by the written consent of the holders of at least sixty percent (60%) of the series of Preferred Stock whose Conversion Rate would otherwise be adjusted pursuant to this Section 4 as a result of such issuance, voting as a single and separate class; and

(H) shares of Common Stock issued by way of dividends, stock splits, or other distributions on shares of Common Stock if appropriate adjustments are made in connection with such issuance pursuant to Sections 4(e)(iii), (iv), (v) or (vi).

All outstanding shares of Excluded Stock (including shares issuable upon conversion of the Preferred Stock) shall be deemed to be outstanding for all purposes of the computations of Section 4(e)(i) above.

(iii) If the number of shares of Common Stock outstanding at any time after the Filing Date is increased by a stock dividend payable in shares of Common Stock or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock, or by a subdivision or split-up of shares of Common Stock, then, on the date such payment is made or such change is effective, the Conversion Price of each series of Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of any shares of each series of Preferred Stock shall be increased in proportion to such increase of outstanding shares (determined on an as-converted into Common Stock basis).

(iv) If the number of shares of Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Common Stock, then, on the effective date of such combination, the Conversion Price of each series of Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of any shares of each series of Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(v) In case the Corporation shall declare a cash dividend upon its Common Stock payable otherwise than out of retained earnings or shall distribute to holders of its Common Stock shares of its capital stock (other than Common Stock), stock or other securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights (excluding options to purchase and rights to subscribe for Common Stock or other securities of the Corporation convertible into or exchangeable for Common Stock), then, in each such case, the holders of shares of Preferred Stock shall, concurrent with the distribution to holders of Common Stock, receive a like distribution based upon the number of shares of Common Stock into which such Preferred Stock is then convertible.

(vi) In case, at any time after the date hereof, of any capital reorganization, or any reclassification of the stock of the Corporation (other than as a result of a stock dividend or subdivision, split-up or combination of shares), or the consolidation or merger of the Corporation with or into another person (other than a consolidation or merger in which the Corporation is the continuing entity and which does not result in a liquidation, dissolution or winding up of the Corporation under Section 2(c)), each share of Preferred Stock shall, after such reorganization, reclassification, consolidation, merger, sale or other disposition, be convertible into the kind and number of shares of stock or other securities or property of the Corporation or otherwise to which such holder would have been entitled if immediately prior to such reorganization, reclassification, consolidation, merger, sale or other disposition such holder had converted its shares of Preferred Stock into Common Stock. The provisions of this clause (vi) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales or other dispositions.

(vii) If the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), the respective Conversion Price for each series of Preferred Stock then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted such that each series of Preferred

Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of each series of Preferred Stock immediately before that change.

(viii) All calculations under this Section 4 shall be made to the nearest one-tenth of one cent ($0.001) or to the nearest one hundredth (1/100) of a share, as the case may be.

(ix) For the purpose of any computation pursuant to this Section 4(e), the “Current Market Price” at any date of one share of Common Stock, shall be determined in accordance with Section 2(d)(i) and (ii); provided, however, that if the quotations referred to in Section 2(d)(i) and (ii) are not available for the period required hereunder, Current Market Price shall be determined in good faith by the Board of Directors of the Corporation, including a majority of the Preferred Stock Directors.

(f) Minimal Adjustments. No adjustment in the Conversion Price for any series of Preferred Stock need be made if such adjustment would result in a change in the applicable Conversion Price of less than $0.001. Any adjustment of less than $0.001 which is not made shall be carried forward and shall be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of $0.001 or more in the applicable Conversion Price:

(g) Waiver of Adjustment to Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, by the consent or vote of the holders of fifty percent (50%) of the outstanding shares of such series of Preferred Stock, voting as a single and separate class. Any such waiver shall bind all future holders of shares of such series of Preferred Stock regarding the downward adjustment so waived.

(h) No Impairment. The Corporation will not, by amendment of its Certificate of Incorporation through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Article IV and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Preferred Stock against impairment. This provision shall not restrict the Corporation’s right to amend its Certificate of Incorporation with the requisite stockholder consent provided for herein and in accordance with the DGCL.

(i) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Rate for any series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) all such adjustments and readjustments, (ii) the Conversation Rate at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of such holder’s shares of Preferred Stock.

(j) Notices of Record Date and Proposed Liquidation Distribution. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property or to receive any other right, or to exchange their shares of Common Stock and Preferred Stock (or other securities) for securities or other property deliverable upon a reorganization, reclassification, consolidation, merger, dissolution, liquidation or winding up, the Corporation shall mail to each holder of Preferred Stock at least twenty (20) days prior to such record date, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution or right, and the amount and character of such dividend, distribution or right. In the event of a liquidation distribution pursuant to Section 2 hereof, the Corporation shall mail to each holder of Preferred Stock at least twenty (20) days prior to the date of such distribution a notice (i) certifying as to (x) the anticipated aggregate proceeds available for distribution to holders of Preferred Stock and Common Stock, (y) the amount expected to be distributed pursuant to Section 2 in respect of each share of Preferred Stock and each share of Common Stock and (z) the amount expected to be distributed pursuant to Section 2 in respect of each share of Preferred Stock if the holder of each such share of Preferred Stock converted such share of Preferred Stock into Common Stock immediately prior to the liquidation distribution and (ii) stating that the holders of shares of Preferred Stock may prior to such liquidation distribution convert their shares of such Preferred Stock into Common Stock at the then applicable Conversion Rate.

(k) Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Preferred Stock shall be deemed given upon personal delivery, when received when sent by facsimile, upon delivery by nationally recognized courier or three business days after deposit in the United Sates mail, postage prepaid, and addressed to each holder of record at such holder’s address appearing on the Corporation’s books.

(l) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(m) Reissuance of Converted Shares. No shares of Preferred Stock which have been converted into Common Stock after the original issuance thereof shall ever again be reissued and all such shares so converted shall upon such conversion cease to be a part of the authorized shares of the Corporation.

5. General Covenants.

(a) Preferred Class Vote. In addition to any other rights provided under applicable law or in this Amended and Restated Certificate of Incorporation, the Corporation shall not, either directly or by amendment through merger, consolidation or otherwise, without first obtaining the affirmative vote or written consent of the holders of not less than sixty percent (60%) of the outstanding shares of Preferred Stock voting together as a single class on an as-converted basis:

(i) create (by amendment of this Amended and Restated Certificate of Incorporation, reclassification, certificate of designation or otherwise) any new class or series of shares (or securities convertible into shares) having rights, preferences or privileges senior to or on a parity with any series of Preferred Stock;

(ii) consummate or permit any liquidation, dissolution or winding up of the Corporation, including, without limitation, any liquidation, dissolution or winding up of the Corporation as described in Section 2(c) above;

(iii) repurchase its Common Stock (except as described in Section 2(e) above);

(iv) pay any dividend or distribution on any outstanding Preferred Stock or Common Stock, or conduct a redemption on any outstanding Preferred Stock or Common Stock;

(v) change the authorized number of directors of the Corporation;

(vi) amend this Amended and Restated Certificate of Incorporation;

(vii) effect an initial public offering of the Common Stock;

(viii) increase the authorized number of shares of any series of Preferred Stock; or

(ix) alter or change the rights, preferences or privileges of any series of Preferred Stock.

(b) Series B-2 Class Vote. In addition to any other rights provided under applicable law or in this Amended and Restated Certificate of Incorporation, the Corporation shall not, either directly or by amendment through merger, consolidation or otherwise, without first obtaining the affirmative vote or written consent of the holders of a majority of the outstanding shares of Series B-2 Stock voting as a single and separate class, amend, alter, repeal or waive any provision of this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation in a manner that would adversely affect the Series B-2 Stock differently or disproportionately to the Series A-2 Stock, the Series C-2 Stock or the Series D-2 Stock.

(c) Series C-2 Class Vote. In addition to any other rights provided under applicable law or in this Amended and Restated Certificate of Incorporation, the Corporation shall not, either directly or by amendment through merger, consolidation or otherwise, without first obtaining the affirmative vote or written consent of the holders of a majority of the outstanding shares of Series C-2 Stock voting as a single and separate class, amend, alter, repeal or waive any provision of this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation in a manner that would adversely affect the Series C-2 Stock differently or disproportionately to the Series A-2 Stock, the Series B-2 Stock or the Series D-2 Stock.

(d) Series D-2 Class Vote. In addition to any other rights provided under applicable law or in this Amended and Restated Certificate of Incorporation, the Corporation shall not, either directly or by amendment through merger, consolidation or otherwise, without first obtaining the affirmative vote or written consent of the holders of a majority of the outstanding shares of Series D-2 Stock voting as a single and separate class, amend, alter, repeal or waive any provision of this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation in a manner that would adversely affect the Series D-2 Stock differently or disproportionately to the Series A-2 Stock, the Series B-2 Stock or the Series C-2 Stock.

6. Residual Rights. All rights accruing to the outstanding shares of the Corporation not expressly provided for to the contrary herein shall be vested with the Common Stock.

V

The Corporation shall have a perpetual existence.

VI

The election of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

VII

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized, subject to the provisions of Section 5 of Article IV hereof, to adopt, alter, amend or repeal the Bylaws of the Corporation without any action on the part of the stockholders.

VIII

(A) To the fullest extent permitted by the General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director.

(B) The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of the Corporation’s Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring or any action or proceeding accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

IX

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

X

In the event that a non-employee director of the Corporation who is also a partner, member or employee of an entity that is a holder of Preferred Stock and that is in the business of investing and reinvesting in other entities (each, a “Fund”) acquires knowledge of a potential transaction or matter in such person’s capacity as a partner or employee of the Fund and that may be a corporate opportunity for both the Corporation and such Fund (a “Corporate Opportunity”), and provided that such director acts in good faith and such opportunity was not presented to such director in such director’s capacity as a director of this Corporation or any of its subsidiaries, then: (i) such Corporate Opportunity shall belong to such Fund; (ii) such director shall, to the fullest extent permitted by law, have fully satisfied and fulfilled his or her fiduciary duty to the Corporation and its stockholders with respect to such Corporate Opportunity; and (iii) the Corporation, to the fullest extent permitted by law, waives any claim that such Corporate Opportunity constituted a corporate opportunity that should have been presented to the Corporation or any of its affiliates.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been signed this 30th day of December, 2013.

FIVE9, INC.

/s/ Michael Burkland
Michael Burkland
President and Chief Executive Officer